Ferguson plc

1020 Eskdale Road, Winnersh Triangle, Wokingham

Berkshire, RG41 5TS. United Kingdom

January 8, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Robert Shapiro, Angela Lumley, Donald Field and Erin Jaskot

Re:	Ferguson plc
Draft Registration Statement on Form 20-F
Submitted November 20, 2020
CIK No. 0001832433

Dear Messrs. Shapiro and Field and Ms. Lumley and Jaskot:

This letter sets forth responses of Ferguson plc (“Ferguson”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated December 17, 2020, with respect to the above referenced Draft Registration Statement on Form 20-F (the “Draft Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below it.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and the Company is confidentially submitting a revised draft of the Draft Registration Statement on Form DRS/A (the “Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement, as so amended.

Draft Registration Statement on Form 20-F, submitted November 20, 2020

Risk Factors

Acquisitions, partnerships, joint ventures, demergers..., page 10

1.

Staff’s Comment: You state that the timing of the demerger of your United Kingdom operations remains uncertain and the Board is assessing other separation operations to facilitate the exit of such operations. Please advise whether you intend to complete the separation of the United Kingdom operations prior to listing on a United States exchange. Please also confirm that you will update your disclosure throughout to reflect the most recent status of discussions and plans relating to the separation, as well as your plans for an eventual primary listing in the United States and relocation of management to North America.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, on January 3, 2021, the Company entered into an agreement to sell its United Kingdom operations for net cash consideration of approximately $420 million (such operations, the “Wolseley UK Business”). Although sale of the Wolseley UK Business is not a pre-condition to listing on a United States exchange, the Company currently anticipates that it will close the sale transaction in January 2021, prior to the planned effective date of the Company’s U.S. listing.

The Company has updated the Registration Statement throughout to reflect entry into the agreement to sell the Wolseley UK Business, and confirms that it will continue to update the Registration Statement to reflect the most recent status of the transaction. In addition, the Company has revised the disclosure on page 25 of the Registration Statement to reflect its plans for an eventual primary listing in the United States and the relocation of its management to North America.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

January 8, 2021

Regulation in the areas of privacy and protection...

Potential tariffs, a global trade war or United Kingdom’s exit from the European Union..., page 16

2.

Staff’s Comment: We note your disclosure that the decision by the United Kingdom to exit from the European Union could have adverse practical or operational implications on your business. Please expand this discussion to provide additional detail as to how the specific risks of Brexit could impact your operations. Please also discuss what steps, if any, management is preparing to take to mitigate and manage the risks posed to your business by Brexit.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 17 of the Registration Statement.

Business Overview

United States, page 25

3.

Staff’s Comment: Please revise to provide a more robust overview of the products sold and services performed in each of your various end markets, as well as the focus of your company on plumbing versus heating products, to the extent material. Please also indicate the percentage of U.S. revenue that is generated through e-commerce, and provide a description of the products offered online.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 26-27 of the Registration Statement to provide a more robust overview of the products sold and services performed in each of the Company’s various end markets. The Company has also revised the disclosure on page 27 of the Registration Statement to indicate the percentage of U.S. revenue that is generated through e-commerce, and to include a description of the products offered online. The Company further advises that it does not have a material focus on plumbing versus heating products.

Competitive Conditions, page 26

4.

Staff’s Comment: We note your disclosure that you have “leading positions in the residential and commercial end markets” and that you “leverage [your] scale and expertise across the organization for the benefit of [your] customers, which provides the opportunity to make attractive returns for [your] shareholders.” Please disclose the basis for these statements, including the measure by which you have a leading position in residential and commercial end markets (ex: revenue, customers, etc). Refer to Item 4.B.7 of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 27-28 of the Registration Statement.

5.

Staff’s Comment: Please more fully describe the residential and commercial end markets in which you operate so that investors may better understand how such markets are fragmented and why you believe there is a significant opportunity for strong growth and continued consolidation in such markets.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 27-28 of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

January 8, 2021

Item 5.

Operating and Financial Review and Prospects

Segments, page 29

6.

Staff’s Comment: Please tell us the status of your intention to demerge your operations in the United Kingdom announced on September 3, 2019. In your response, please explain your consideration of classifying your United Kingdom operations as discontinued operations particularly in light of the recent news that the company is in the process of selling its U.K. plumbing business Wolseley and expects to select a buyer by early-2021. Refer to IFRS 5.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, on January 3, 2021, the Company entered into an agreement to sell the Wolseley UK Business for net cash consideration of approximately $420 million. The Company currently anticipates that it will close the sale transaction in January 2021, prior to the planned effective date of the Company’s U.S. listing. Following completion of the transaction, future responsibility for the Group’s UK defined benefit pension scheme (the “United Kingdom Plan”) will be retained within the Group, and the Company will update shareholders on the use of the proceeds from the sale. The Company currently intends to make a return of substantially all of the net cash proceeds to shareholders by way of a special dividend.

As a result of the foregoing and certain additional items as discussed below, the Company anticipates that it will present the Wolseley UK Business, which represents the entire UK reportable segment, as a discontinued operation in the Company’s next financial reporting period for the half year ending January 31, 2021. However, as of July 31, 2020, the Company determined that the Wolseley UK Business did not meet the criteria necessary for such classification in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations.”

The Company evaluated whether the Wolseley UK Business should be classified as assets held for sale and presented as a discontinued operation for the fiscal year ended July 31, 2020, based on the following criteria in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”:

Assets Held for Sale Criteria

1.

the asset (disposal group) must be available for immediate distribution or sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups); and

2.	the distribution or sale much be highly probable, which requires that:

(a)	the appropriate level of management must be committed to a plan to distribute or sell the assets;

(b)	an active program to complete the distribution or sale must have been initiated;

(c)	the assets must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

(d)	the distribution should be expected to be completed within one year from the date of classification;

(e)	actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn; and

(f)	the probability of shareholders approval should be considered as part of the assessment of whether the distribution or sale is highly probable.

Discontinued Operations Criteria

1.	a discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and

(a)	represents a separate major line of business or geographical areas of operations;

(b)	is part of a single coordinated plan to dispose of a separate major line of business or geographical areas of operations or

(c)	is a subsidiary acquired exclusively with a view to resale

After assessing the above criteria, the Company determined the Wolseley UK Business should not be classified as assets held for sale and presented as a discontinued operation as of July 31, 2020.

Criteria for Determining Assets Held for Sale (IFRS 5)

Application of Criteria for the Wolseley UK Business

Disposal Group not Available for Immediate Distribution or Sale

To be classified as assets held for sale and presented as a discontinued operation, the disposal group must be available for immediate distribution or sale. The net assets of the Wolseley UK Business include the United Kingdom Plan. However, as of July 31, 2020, the Company’s plans for demerger or other sale transaction contemplated that the United Kingdom Plan would be excluded from the transaction and transferred to another legal entity (sponsoring employer) of the Group prior to its completion. The transfer of the United Kingdom Plan requires approval by the United Kingdom Plan Trustees as well as consultation with the United Kingdom pension regulator. These steps were not completed until November 11, 2020. Accordingly, as of July 31, 2020, the disposal group was not available for immediate distribution or sale in its present condition.

Distribution or Sale was not Highly Probable

To be classified as assets held for sale and presented as a discontinued operation, the distribution or sale must be highly probable, as defined by reference to criteria (a)-(f) above. The Company did not satisfy the following criteria:

2(a) Appropriate level of Management not Committed to a Plan to Distribute or Sell the Assets

The economic environment in 2020 became increasingly uncertain due, in part, to the COVID-19 pandemic. The Board began assessing other separation options as a demerger transaction in the short term was not feasible due to market conditions in the United Kingdom. The Board approved the plan to sell the Wolseley UK Business in September 2020. Accordingly, as of July 31, 2020, an appropriate level of management was not committed to a plan to distribute or sell the assets.

2(c) Assets were not Actively Marketed for Sale

As of July 31, 2020, the Wolseley UK Business was not being actively marketed for sale and there remained uncertainty regarding the form of the transaction. Therefore, the Company did not meet this criteria as of July 31, 2020.

2(d) Distribution or Sale is not Expected to Be Completed within One Year from July 31, 2020

The economic environment in 2020 became increasingly uncertain due, in part, to the COVID-19 pandemic. As a result, the Company announced on September 29, 2020 that the Board was assessing other separation options in parallel with progress towards a demerger transaction and uncertainty regarding the timing of the transaction remained. Accordingly, as of July 31, 2020, the Company could not conclude it was expected that it could complete the demerger or a sale transaction within a year, as the timing of a transaction was not known or estimatable.

2(e) Actions Required to Complete the Plan do not Indicate it is Unlikely there will be Significant Changes to the Plan

Consistent with the above response regarding timing of the completion of a transaction, the uncertainty of the economic environment due in part to the COVID-19 pandemic as well as the assessment of other separation options by the Board did not provide a sufficient level of certainty that significant changes to the plan would not be made. Therefore, the Company did not meet this criteria as of July 31, 2020.

Wolseley UK Business Not Classified as Assets Held for Sale and Not Presented as a Discontinued Operation

Because the timing and form of the transaction did not meet the above criteria, the Company determined the Wolseley UK Business should not be classified as assets held for sale and therefore should not be presented as a discontinued operation as of July 31, 2020.

However, since an agreement to sell the Wolseley UK Business was entered into on January 3, 2021 and the Company currently anticipates that it will close the sale transaction in January 2021, the timing and form of the transaction are now considered to be highly probable. In addition, since all required approvals regarding the transfer of the United Kingdom Plan were finalized on November 11, 2020, the disposal group is available for immediate sale. Accordingly, the Company had determined that the Wolseley UK Business has now met the criteria to be classified as assets held for sale and will present it as a discontinued operation in its next financial reporting period for the half year ending January 31, 2021.

Memorandum and Articles of Association, page 65

7.

Staff’s Comment: We note your disclosure in the second full risk factor on page 20 that Jersey law currently significantly limits the circumstances in which the shareholders of Jersey companies may bring derivative actions. Please revise this section or add a new section to more fully describe this limitation on shareholder rights to bring suits against the company. Please also advise whether this limitation applies to federal securities law claims. If the limitation applies to federal securities law claims, please disclose that shareholders cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20-21 of the Registration Statement to more fully describe the limitation on shareholder rights to bring derivative actions. The Company further advises the Staff that it has revised the disclosure on pages 20-21 of the Registration Statement to inform investors that Jersey law does not preclude a shareholder from alleging a violation of federal securities laws in the United States.

8.	Staff’s Comment: Please revise to add a new section discussing any significant differences between Jersey corporate law and Delaware corporate law. Refer to Item 10.B.9 of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 73-78 of the Registration Statement.

Noted to Audited Consolidated Financial Statements

Note 1. Accounting Policies

Other Intangible Assets, page F-14

9.	Staff’s Comment: Referencing the useful lives for Customer Relationships, please explain to us your rationale in determining the extended amortization period for this class of intangible assets.

Response: The Company acknowledges the Staff’s comment and respectively advises that the Company amortizes Customer Relationships using a reducing balance method (which allows for a larger amount of amortization earlier in the Customer Relationship’s useful life and a smaller amount of amortization in the later years of its useful life), and reflects the pattern in which the asset’s future economic benefits are expected to be consumed. The economic benefits are in relation to the anticipated cash flows generated from the Customer Relationships. Generally, the Company’s valuation models support a declining amount of cash flows generated from the Customer Relationships over the amortization period, which aligns to the reducing balance method used by the Company. While the Company’s accounting policy allows for the amortization period to be between four and twenty-five years, the majority of the Company’s Customer Relationships had an amortization period of ten years or less. As of July 31, 2020, the Company’s Customer Relationships had a net book value of $230 million, of which approximately $200 million of the Customer Relationships had an amortization period of ten years or less.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

January 8, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Sophia Hudson at (212) 446-4750 or Aaron Schleicher at (929) 366-6213 of Kirkland & Ellis LLP.

Sincerely,

/s/ William Brundage

William Brundage

Via E-mail:

cc:	Kevin Murphy, Ferguson plc, Group Chief Executive Officer
Ian Graham, Ferguson plc, Group General Counsel
Sophia Hudson, Kirkland & Ellis LLP
Aaron Schleicher, Kirkland & Ellis LLP